Ballard Power Systems Inc.

News Release

Ballard Power Systems
9000 Glenlyon Parkway
Burnaby BC V5J 5J8
Canada

Tel: 604-454-0900
Fax: 604-412-4700
www.ballard.com

BALLARD®

Ballard Appoints Marty Neese to Board of Directors

For Immediate Release – December 4, 2015

Vancouver, Canada – Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) today announced that, effective December 4, 2015 the Company has appointed Mr. Marty T. Neese to the Board of Directors. Mr. Neese has served as Chief Operating Officer of SunPower, a $2.5 billion vertically integrated solar energy company (www.sunpower.com), since 2008. At SunPower, Mr. Neese is responsible for global operations and supply chain, as well as research and development.

Ian Bourne, Chairman of Ballard's Board of Directors said, "Marty brings a wealth of relevant operations, growth and M&A experience to the Ballard board of directors, including his executive operations and R&D experience with SunPower, a globally-recognized solar brand. His prior background also includes senior management positions with leading global contract manufacturers. In addition, Marty has had considerable exposure to international markets, including China. His appointment represents another important step in the Board renewal at Ballard, in anticipation of impending retirements of three long-serving directors."

Prior to joining SunPower in 2008, Mr. Neese served as EVP of Worldwide Operations at Flextronics International, EVP of Operations at Selectron Corporation and VP of Worldwide Program Management and Sales Operations at Sanmina-SCI Corporation. Mr. Neese also served in the U.S. military for five years, reaching the rank of Captain.

Mr. Neese serves on the boards of SunPower Foundation and AUOSP, a Malaysian solar cell manufacturing joint venture with AUO Optronics, and was formerly on the board of Huaxia CPV (Inner Mongolia) Power Co., Ltd. He is also a member of the Circular Economy USA Board of Trustees. Mr. Neese graduated from the United States Military Academy at West Point with a BS degree and from the University of Florida with an MBA degree.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities. The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com